UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS
2018 FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS

SAN CARLOS, CA – January 30, 2019 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018:

•          Total Revenues: $526 million, a 4 percent increase year over year

•          Deferred Revenues: $1,338 million, a 13 percent increase year over year

•          GAAP EPS: $1.51, a 4 percent increase year over year

•          Non-GAAP EPS: $1.68, a 6 percent increase year over year

Full Year 2018:

•          Total Revenues: $1,916 million, a 3 percent increase year over year

•          GAAP EPS: $5.15, a 7 percent increase year over year

•          Non-GAAP EPS: $5.71, a 7 percent increase year over year

“We finished the year with record results. Our revenues were toward the top of our projections and non-GAAP EPS exceeded. Our Security Subscriptions Business continued to increase, driven by cloud, mobile and zero-day advanced threat prevention technologies.  We expanded our cloud security offering with the delivery of CloudGuard SaaS solution, and the acquisition of Dome9 and ForceNock.” Said Gil Shwed, Founder and CEO of Check Point Software Technologies. “We started 2019 with many new innovations including two new threat prevention optimized security appliances and the new Maestro product line that provides Cloud-type HyperScale technology to reach unprecedented levels of security.” Shwed concluded.

Financial Highlights Fourth Quarter of 2018:
•	Total Revenues: $526 million compared to $506 million in the fourth quarter of 2017, a 4 percent increase year over year.
•	GAAP Operating Income: $250 million compared to $267 million in the fourth quarter of 2017, representing 48 percent and 53 percent of revenues in the fourth quarter of 2018 and 2017, respectively.
•	Non-GAAP Operating Income: $279 million compared to $292 million in the fourth quarter of 2017, representing 53 percent and 58 percent of revenues in the fourth quarter of 2018 and 2017, respectively.
•	GAAP Taxes on Income: $29 million compared to $40 million in the fourth quarter of 2017.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $238 million compared to $239 million in the fourth quarter of 2017. GAAP earnings per diluted share were $1.51 compared to $1.46 in the fourth quarter of 2017, a 4 percent increase year over year.

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•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $264 million compared to $259 million in the fourth quarter of 2017.  Non-GAAP earnings per diluted share were $1.68 compared to $1.58 in the fourth quarter of 2017, a 6 percent increase year over year.

•	Deferred Revenues: As of December 31, 2018, deferred revenues were $1,338 million compared to $1,187 million as of December 31, 2017, a 13 percent increase year over year.
•	Cash Flow: Cash flow from operations of $249 million, which included a cost of $16 million related to the acquisition of Dome9, compared to $248 million in the fourth quarter of 2017.
•	Cash Balances, Marketable Securities and Short Term Deposits: $4,039 million as of December 31, 2018, compared to $3,848 million as of December 31, 2017.
•	Share Repurchase Program: During the fourth quarter of 2018, we purchased approximately 2.8 million shares at a total cost of approximately $305 million.

Financial Highlights for the Year Ended December 31, 2018:
•	Total Revenues: $1,916 million compared to $1,855 million in 2017, a 3 percent increase year over year.
•	GAAP Operating Income: $914 million compared to $924 million in 2017, representing 48 percent and 50 percent of revenues in 2018 and 2017, respectively.
•	Non-GAAP Operating Income: $1,015 million compared to $1,024 million in 2017, representing 53 percent and 55 percent of revenues in 2018 and 2017, respectively.
•	GAAP Taxes on Income: $158 million compared to $168 million in 2017.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $821 million compared to $803 million in 2017. GAAP earnings per diluted share were $5.15 compared to $4.82 in 2017, a 7 percent increase year over year.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $911 million compared to $888 million in 2017.  Non-GAAP earnings per diluted share were $5.71 compared to $5.33 in 2017, a 7 percent increase year over year.

•	Cash Flow: Cash flow from operations of $1,130 million compared to $1,090 million in 2017.
•	Share Repurchase Program: During 2018, we purchased approximately 10.3 million shares at a total cost of approximately $1,104 million.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Business Highlights:

Maestro Network Security Solution: Check Point Maestro is a revolutionary new architecture that enables businesses of any size to enjoy the power of flexible cloud-level security platforms, and to seamlessly expand their existing security gateways to hyperscale capacity. Maestro enables a single gateway to expand to the capacity and performance of 52 gateways in minutes, giving companies elasticity and enabling massive Terabit/second firewall throughput.

6000 Series Gateways: The new 6500 and 6800 security appliances set new standards of protection against advanced fifth-generation threats, while offering superior performance.  The 6500 and 6800 gateways deliver the power to inspect SSL-encrypted network traffic without compromising on performance or uptime. The 6500 provides 20Gbps raw firewall bandwidth, and 3.4Gbps of threat prevention output.  The 6800 provides 42Gbps raw firewall bandwidth and 9Gbps threat prevention output.

SandBlast for Education:  Purpose-built content control and cybersecurity solution for school-provided devices. This solution protects Classrooms from Cybercriminals and Online Bullying and provides high levels of security for schools using Google Chromebooks.

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Check Point Named a Leader in IDC MarketScape Report on Mobile Threat Management: SandBlast Mobile addresses rapidly evolving mobile security threats to enterprise data on devices. It is the second-consecutive year Check Point was named a leader in this category with its SandBlast Mobile security solution.

We continued our focus on cloud security through innovation and acquisitions including:

Dome9 Acquisition: The acquisition enhances Check Point’s fully consolidated Infinity architecture and its CloudGuard security offering with advanced active policy enforcement and multi-cloud protection capabilities.

ForceNock Acquisition: A web application and API protection startup acquisition that will strengthen Check Point offerings and capabilities with advanced machine learning protection.

General Availability for CloudGuard SaaS: CloudGuard SaaS is designed to protect enterprises that use SaaS applications and cloud-based email to prevent targeted attacks intended to steal sensitive data. CloudGuard SaaS provides protection against zero-days and phishing attacks, as well as employee account takeovers. Additionally, it can discover unsanctioned use of SaaS applications and prevent data leakage, while providing instant threat visibility.

CloudGuard Integrates with AWS Security Hub: This integration, together with the addition of Dome9 to the CloudGuard portfolio, allows enterprises to access multi-layered security and continuous compliance capabilities from the central console of AWS Security Hub.

Check Point Research https://research.checkpoint.com uncovered numerous findings that included Fortnite, Adobe PDF Reader and DJI Drones. We also published new findings about malware families including multiple types of Ransomware, malware on computers and mobile devices.

Vulnerabilities in Applications & Infrastructure:

DJI Drone Vulnerabilities: Check Point Research discovered a vulnerability in the cloud infrastructure of the world’s leading drone manufacturer, DJI. If exploited, it could grant an attacker access to a user’s DJI account without the user being aware of it and provide access to the victim’s flight logs, photos and videos taken during a flight, GPS locations and flight paths, a live camera view and information connected to the user’s account including profile information.

Hacking Fortnite: Check Point Research discovered multiple vulnerabilities in Epic Games’ online platform that could have allowed hackers to take over accounts, view personal account information, purchase Fortnite’s virtual in-game currency and eavesdrop on and record players’ in-game chatter and background home conversations.

50 Adobe Vulnerabilities in 50 Days: Check Point Research discovered 50 vulnerabilities in Adobe Reader in 50 days. Over time, we would expect to see less vulnerabilities. However, the number of vulnerabilities discovered is increasing year on year.

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Ransomware Research:

Dr. Shifro Ransomware: Check Point Research reveals how a Russian company, named ‘Dr. Shifro’, claims to legitimately provide file decryption services to ransomware victims, though in fact merely pays the ransomware’s author themselves and passes on the cost to the victim – at a massive profit margin.

New Strain of Olympic Destroyer: Check Point Research noticed new activity from Hades, the APT group behind the infamous Olympic Destroyer attack that disrupted the 2018 Winter Olympics.

New Ramnit Campaign: Check Point Research discovered a new Ramnit campaign emerged in the wild, distributing malware used mainly for stealing sensitive data via web-injects.

Zooming in on Domestic Kitten: Check Point researchers reveal an extensive and targeted attack that has been taking place since 2016 using mobile applications. The attack uses fake decoy content to entice their victims to download malicious applications, which are in fact loaded with spyware, to collect sensitive information about them.

Emergence of New Azorult: Check Point Research spotted a new version of Azorult in the wild being delivered through the RIG exploit kit, as well as other sources. Azorult is a long known information stealer and malware downloader.

Godzilla Loader: Research into the Godzilla ‘downloader’, or ‘dropper’, highlighted how this malware is being developed on the Dark Web in real time and how it operates on the victim’s machine.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on January 30, 2019, at 8:30 AM EDT/5:30 AM PDT. To listen to the live webcast or replay, please visit the website www.checkpoint.com/ir.

First Quarter 2019 Investor Conference Participation Schedule:

•	Goldman Sachs Technology & Internet Conference 2019 February 12, 2019 –San Francisco, CA

•	Morgan Stanley 2019 Media, Telecommunications & Technology Conference February 27, 2019 –San Francisco, CA

•	Susquehanna 8th Annual Semi & Technology Conference March 12, 2019 – New York, NY

•	Piper Jaffray Security Symposium March 14, 2019 – Chicago, IL

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information, plus the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

©2019 Check Point Software Technologies Ltd. All rights reserved
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Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, customer and market acceptance of our products and solutions, and our participation in investor conferences during the first quarter of 2019.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
 In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude or include certain items. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
 CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues:
Products and licenses	$160,622	$165,709	$525,557	$559,026
Security subscriptions	146,642	130,013	542,323	480,352
Total revenues from products and security subscriptions	307,264	295,722	1,067,880	1,039,378
Software updates and maintenance	218,292	210,286	848,595	815,280
Total revenues	525,556	506,008	1,916,475	1,854,658

Operating expenses:
Cost of products and licenses	29,293	29,743	91,949	104,210
Cost of security subscriptions	5,624	5,616	17,725	18,869
Total cost of products and security subscriptions	34,917	35,359	109,674	123,079
Cost of Software updates and maintenance	23,228	22,534	88,894	87,700
Amortization of technology	1,173	546	2,811	2,184
Total cost of revenues	59,318	58,439	201,379	212,963

Research and development	57,340	50,704	211,523	192,386
Selling and marketing	132,461	106,596	500,854	433,427
General and administrative	26,152	23,758	88,945	91,965
Total operating expenses	275,271	239,497	1,002,701	930,741

Operating income	250,285	266,511	913,774	923,917
Financial income, net	16,557	13,127	65,066	47,029
Income before taxes on income	266,842	279,638	978,840	970,946
Taxes on income	28,593	40,330	157,535	168,023
Net income	$238,249	$239,308	$821,305	$802,923

Basic earnings per share	$1.53	$1.49	$5.24	$4.93
Number of shares used in computing basic earnings per share	155,445	160,398	156,632	162,720

Diluted earnings per share	$1.51	$1.46	$5.15	$4.82
Number of shares used in computing diluted earnings per share	157,389	164,334	159,447	166,662

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
 SELECTED FINANCIAL METRICS

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$525,556	$506,008	$1,916,475	$1,854,658
Non-GAAP operating income	279,141	292,129	1,015,012	1,024,412
Non-GAAP net income	263,702	259,224	911,047	888,027
Diluted Non-GAAP Earnings per share	$1.68	$1.58	$5.71	$5.33
Number of shares used in computing diluted Non-GAAP earnings per share	157,389	164,334	159,447	166,662

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$250,285	$266,511	$913,774	$923,917
Stock-based compensation (1)	24,875	22,359	89,326	87,459
Amortization of intangible assets and acquisition related expenses (2)	3,981	3,259	11,912	13,036
Non-GAAP operating income	$279,141	$292,129	$1,015,012	$1,024,412

GAAP net income	$238,249	$239,308	$821,305	$802,923
Stock-based compensation (1)	24,875	22,359	89,326	87,459
Amortization of intangible assets and acquisition related expenses (2)	3,981	3,259	11,912	13,036
Taxes on the above items (3)	(3,403)	(5,702)	(11,496)	(15,391)
Non-GAAP net income	$263,702	$259,224	$911,047	$888,027

Diluted GAAP Earnings per share	$1.51	1.46	$5.15	4.82
Stock-based compensation (1)	0.16	0.13	0.56	0.52
Amortization of intangible assets and acquisition related expenses (2)	0.03	0.02	0.07	0.08
Taxes on the above items (3)	(0.02)	(0.03)	(0.07)	(0.09)
Diluted Non-GAAP Earnings per share	$1.68	$1.58	$5.71	$5.33

Number of shares used in computing diluted Non-GAAP earnings per share	157,389	164,334	159,447	166,662

(1) Stock-based compensation:
Cost of products and licenses	$27	$38	$144	$115
Cost of software updates and maintenance	943	694	3,401	2,626
Research and development	4,655	4,252	17,644	16,233
Selling and marketing	5,883	4,836	20,800	18,278
General and administrative	13,367	12,539	47,337	50,207
	24,875	22,359	89,326	87,459

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	1,173	546	2,811	2,184
Research and development	1,992	1,897	5,837	7,588
Selling and marketing	816	816	3,264	3,264
	3,981	3,259	11,912	13,036

(3) Taxes on the above items	(3,403)	(5,702)	(11,496)	(15,391)

Total, net	$25,453	$19,916	$89,742	$85,104

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS
	December 31,	December 31,
	2018	2017
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$303,627	$245,014
Marketable securities and short-term deposits	1,448,152	1,165,716
Trade receivables, net	495,390	472,223
Prepaid expenses and other current assets	74,738	81,478
Total current assets	2,321,907	1,964,431

Long-term assets:
Marketable securities	2,287,345	2,437,315
Property and equipment, net	78,514	77,767
Deferred tax asset, net	84,688	119,431
Goodwill and other intangible assets, net	991,539	830,407
Other assets	64,220	33,575
Total long-term assets	3,506,306	3,498,495

Total assets	$5,828,213	$5,462,926

LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenues	$980,175	$878,287
Trade payables and other accrued liabilities	351,695	328,638
Total current liabilities	1,331,870	1,206,925

Long-term liabilities:
Long-term deferred revenues	357,779	308,286
Income tax accrual	356,750	337,453
Accrued severance pay	9,425	10,139
	723,954	655,878

Total liabilities	2,055,824	1,862,803

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,597,800	1,305,130
Treasury shares at cost	(6,844,702)	(5,893,182)
Accumulated other comprehensive loss	(24,497)	(15,634)
Retained earnings	9,043,014	8,203,035
Total shareholders’ equity	3,772,389	3,600,123

Total liabilities and shareholders’ equity	$5,828,213	$5,462,926
Total cash and cash equivalents, marketable securities and short-term deposits	$4,039,124	$3,848,045

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$238,249	$239,308	$821,305	$802,923
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	4,097	3,586	16,402	12,876
Amortization of intangible assets	1,566	940	4,386	3,760
Stock-based compensation	24,875	22,359	89,326	87,459
Realized loss on marketable securities	1,477	4	1,803	176
Decrease in trade and other receivables, net	(215,293)	(185,036)	(20,401)	11,899
Increase in deferred revenues, trade payables and other accrued liabilities	158,587	130,781	174,511	105,875
Deferred income taxes, net	35,562	36,124	42,753	64,630
Net cash provided by operating activities	249,120	248,066	1,130,085	1,089,598

Cash flow from investing activities:

Cash paid in conjunction with acquisition, net of acquired cash	(154,902)	-	(154,902)	-
Investment in property and equipment	(4,033)	(6,297)	(17,149)	(28,784)
Net cash used in investing activities	(158,935)	(6,297)	(172,051)	(28,784)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	171,129	7,488	353,499	127,518
Purchase of treasury shares	(304,926)	(249,704)	(1,103,865)	(995,322)
Payments related to shares withheld for taxes	(307)	(561)	(4,624)	(5,397)
Net cash used in financing activities	(134,104)	(242,777)	(754,990)	(873,201)

Unrealized gain (loss) on marketable securities, net	11,273	(15,546)	(11,965)	(8,592)

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	(32,646)	(16,554)	191,079	179,021

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	4,071,770	3,864,599	3,848,045	3,669,024

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$4,039,124	$3,848,045	$4,039,124	$3,848,045

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer
January 30, 2019

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